FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

Report of a Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month(s) of:  March 12, 1999


NEWCOURT CREDIT GROUP INC.

BCE Place, 181 Bay Street
Suite 3500, P.O. Box 827
Toronto, Ontario
Canada, M5J 2T3


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 12,1999

NEWCOURT CREDIT GROUP INC.


By: John P. Stevenson
Corporate Secretary

News Release

For immediate release

Trading Symbol:  NCT             Contact:   Corporate Affairs
                                            (416) 594-5308
Exchange Listings:  Toronto
                    Montreal
                    New York

Newcourt Credit Group postpones March 23 Annual General Meeting
AGM to be rescheduled and combined with Special Meeting of Shareholders to consider CIT/Newcourt alliance

Toronto, Canada March 12, 1999 - Newcourt Credit Group today announced that its Board of Directors has postponed its Annual General Meeting of Shareholders, scheduled for March 23, 1999 and that a new Annual General and Special and Meeting of Shareholders will be scheduled in the Spring. At the rescheduled meeting, the shareholders will be asked to consider the business combination of Newcourt Credit Group and The CIT Group, as announced on March 8, 1999.

"In light of the recently announced transaction with CIT Group, Newcourt's Board of Directors wants to ensure that all shareholders receive detailed information about the proposed transaction and that they have adequate time to digest the information," said David Banks, Newcourt Chairman.

Details of the transaction will be contained in a Management
Information Circular that will be sent to shareholders prior to the meeting.

Newcourt Credit Group is one of the world's leading sources of asset-based financing serving the corporate and commercial markets with owned and managed assets of US$23.3 billion and a global distribution capability in 26 countries.

- 30 -